                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines results

for the 9 months ending 30 September 2005

Telecom Italia Group:  consolidated net profit 2,625 million euro,

+ 56.5% compared with the first 9 months of 2004, in part due to the merger with TIM and consequent full ownership of Mobile activities and capital gains from disposals

Capex increases:

 +200 million euro compared with the first 9 months of 2004

In October, Broadband accesses reached 6,361,000,

with over 1.1 million in the rest of Europe

TIM: +1.1 million lines in Italy since June 2005

One million UMTS handsets sold between the service’s launch and September 2005 (approximately 80% sold in last two quarters)

TIM Brasil confirms its leading position among GSM operators with 18.3 million lines and a rising market share (approximately 23%)

*****

TELECOM ITALIA GROUP

REVENUES 21,958 MILLION EURO (+ 5.5% COMPARED WITH FIRST 9 MONTHS 2004), ORGANIC GROWTH + 4.3%

EBITDA 9,704 MILLION EURO (+ 1.4% COMPARED WITH FIRST 9 MONTHS 2004), ORGANIC GROWTH + 1.9%

EBIT 5,888 MILLION EURO (+ 2.2% COMPARED WITH FIRST 9 MONTHS 2004); ORGANIC VARIATION – 0.8%

CONSOLIDATED NET PROFIT 2,625 MILLION EURO,

+56.5% COMPARED WITH FIRST 9 MONTHS 2004

NET FINANCIAL DEBT ON 30 SEPTEMBER 2005 AT 42,020 MILLION EURO; REDUCED BY 7.8 BILLION EURO FROM THE LEVEL REACHED FOLLOWING THE TIM TAKEOVER AND DIVIDEND PAYMENTS

********

Board approves merger plan for the incorporation TIM Italia SpA

*********

Milan, 8 November 2005 – The Board of Directors of Telecom Italia, chaired by Marco Tronchetti Provera, met today and approved the Group’s results for the nine months ending 30 September 2005.

TELECOM ITALIA GROUP

The Telecom Italia Group’s financial results for the first nine months of 2005 and the relative comparable period have been restated according to IAS/IFRS accounting standards. The data for the two periods being compared have been recalculated taking into account activities which have been sold or are in the process of being sold. They are Entel Chile Group, Finsiel Group, Digitel Venezuela, TIM Hellas, TIM Peru and the Buffetti Group. Further, in the first nine months of 2005, the following groups exited the area of consolidation: Databank, Televoice, Innovis, Cell-Tel, Olivetti Lexikon Nordic AB, Olivetti Servicios Y Soluciones, Olivetti Tecnost Africa and di Med1 IC-1. Further, the Liberty Surf Group entered the area of consolidation. The data displayed below take in account the organizational structure on 30 September 2005, with separate treatment of the Wireline and Mobile components.

Revenues amounted to 21,958 million euro and registered an increase of 5.5% compared with the first nine months of 2004 (20,808 million euro). Excluding the effects of variations in exchange rates, changes to the consolidation area and start-ups, organic growth was 4.3% (+907 million euro). The key factors behind growth in the first nine months of 2005 were:

1) a significant contribution from the Mobile Business Unit (+604 million euro), mainly due to the development of TIM Brasil Group activities (+464 million euro) and the positive performance of the domestic market (+143 million euro) due to the growth of value added services and the sale of 3G handsets;

2) positive results from the Wireline Business Unit (+299 million euro) obtained through the continuing development of the Broadband market both in Italy and Europe; greater revenues from a broader offer of wholesale services and growth in innovative services.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 9,704 million euro and registers an increase of 1.4% compared with the first nine months of 2004 (+134 million euro). EBITA margin was 44.2% (46% in the first nine months of 2004). Excluding exceptional items, the effect of exchange rate variations and changes to the area of consolidation and start-up costs (sustained by TI Media for its “Digitale terrestre” project and by Olivetti for its new ink-jet products), organic growth was 1.9% (+183 million euro).

EBIT (Operating result) amounted to 5,888 million euro and registers an increase of 2.2% compared with the first nine months of 2004 (+125 million euro). This result was influenced by greater depreciation and amortization (+309 million euro compared with the same period of 2004) due to increased investment both this year and last year. EBIT margin in the first nine months of 2005 was 26.8% (27.7% in the first nine months of 2004). Excluding exceptional items, the effect of exchange rate variations and changes to the consolidation area and start-up costs, the organic variation was negative 48 million euro  (-0.8% compared with the first nine months of 2004).

Consolidated net profit in the first nine months of 2005 was 2,625 million euro (3,056 million euro before payments to minorities) and registered an increase of 56.5% compared with the first nine months of 2004 (1,677 million euro). The growth of the net consolidated result was mainly due to: the better operating result registered in the first nine months and net profits from activities that have been sold or are in the process of being sold for a value of 506 million euro (mainly due to the capital gains from the disposal of TIM Hellas and TIM Perù) and greater profits attributable to the Parent Company as a result of the TIM merger operation.

Capex in the first nine months of 2005 amounted to 3,202 million euro, 200 million euro higher than the same period a year earlier. This was mainly due to greater investments at the Wireline Business Unit.

Net financial debt on 30 September 2005 was 42,020 million euro (32,862 million euro at end 2004). The debt increase compared with end-2004 (16,955 million euro), was due mainly to the effects of the PTO and other acquisitions of TIM shares (13,832 million euro), dividend payments (2,328 million euro) and financial investments (795 million euro) was in part offset by a reduction of 7,797 million euro due mainly to the conversion of part of the 2001-2010 convertible bond loan (approximately 1,700 million euro),  the continuing process of disposals of non-strategic assets (3,182 million euro) and cash flow for the period (2,834 million euro generated by the cash flow from operations, equal to 6,036 million euro, and net of capex of 3,202 million euro).  Further, on 30 September 2005, the group had available net liquidity of 10 billion euro which guarantees, on its own, the coverage of debt maturities up to the beginning of 2007. This liquidity, together with the debt structure which is 70% fixed rate, means that the impact of an eventual increase in interest rates would be marginal.

The Group’s headcount on 30 September 2005 was 82,823 (81,778 excluding activities that were sold or are in the process of being sold). On 30 September 2004, the Group’s headcount was 92,820 (81,504 excluding activities that were sold or are in the process of being sold).

BUSINESS UNIT RESULTS

Telecom Italia Media’s data for the first nine months of 2005 were reported in a press release distributed on 4 November 2005, following its approval by the Board of Directors.

The operational activities of the IT Group are no longer detailed as they have been integrated partly into the Wireline Business Unit and partly into Other Activities, following the merger of IT Telecom into Telecom Italia at the end of 2004.

WIRELINE

Revenues amounted to 13,176 million euro, registering an increase of 2.6% compared with the first nine months of 2004 (+337 million euro); organic growth, applying the same consolidation area and excluding exchange rate effects, equalled 2.3% (+299 million euro). The increase was due to the successful development of the national and European Broadband markets, innovative services and products and the defence of the core voice-telephony market.

The core voice-telephony sector posted revenues of 7,617 million euro (-3.5% compared with the same period in 2004). The reduction in traffic revenues was essentially due to a migration to the mobile network. This reduction is partly compensated by constant growth in the innovative VAS (Tutto 4 Star, Chat SMS and Alice Mia) offers and ever greater distribution of Innovative Handsets (Aladino, Videotelefono and Cordless Wi-Fi) which, at the end of September 2005, reached a total of 3,165,000 units.

Revenues for the Internet sector were 883 million euro, with an increase of 18.8% compared with the first nine months of 2004 due to the continuing growth of Adsl revenues (+46.2% compared with the same period in 2004). At the end of October, the Wireline unit’s portfolio of Broadband lines in Italy reached 5,210,000 (+1,200,000 from the end of 2004). Including the 1,151,000 Broadband accesses in France, Germany and Holland (+731,000 compared with end 2004 including the accesses of the Liberty Surf Group in France). Wireline’s total portfolio in Europe equalled 6,361,000 Broadband accesses.

Revenues in the Data Business segment were 1,483 million euro, an increase of 6% compared with the first nine months of 2004 mainly due to strong growth in Data VAS (Web Services and Outsourcing) and innovative data transmission services, predominantly transported via xdsl technology.

Revenues of the European Broadband Project (France, Germany and Holland) saw strong growth and reached 377 million euro, an increase of 101.6% compared with the first nine months of 2004.

Revenues from Wholesale services amounted to 2,603 million euro, representing growth of 10.8% compared with the same period in 2004.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 5,881 million euro, registering an increase of 1.4% compared with the first nine months of 2004 (+81 million euro). EBITDA margin was 44.6% (45.1% in the first nine months of 2004) while organic growth was 1.0%.

EBIT (Operating result) was 3,689 million euro, an increase of 0.9% compared with the first nine months of 2004 (+34 million euro). This result was impacted by greater depreciation and amortisation due to higher capex this year and last year. EBIT margin was 28.0% (28.5% in the first nine months of 2004). Organic growth was 0.3%.

Capex was 1,945 million euro, an increase of 373 million euro compared with the same period in 2004. This increase was mainly linked to investment in innovative network technology, the development of new services and the European Broadband project.

MOBILE

Revenues amounted to 9,485 million euro, registering an increase of 10.2% compared with the first nine months of 2004. This increase is mainly linked to the strong growth of the Mobile Business Unit’s activities in Brazil and its positive performance on the domestic market. Organic growth was 6.8%.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) amounted to 4,212 million euro, an increase of 5.1% compared with the same period in 2004 (+3.8% in organic terms). EBITDA margin was 44.4% (46.6% in the first nine months of 2004).

.

EBIT (Operating result) was 2,853 million euro compared with 2,890 million euro in the first nine months of 2004 (-1.3%). The organic variation compared with the first nine months of 2004 was negative 25 million euro (-0.9%). This result was impacted by a structural increase in the level of depreciation and amortisation connected to investment in high technology for the development of network infrastructure. Ebit equalled 30.1% of revenues (33.6% in the first nine months of 2004).

Capex in the first nine months of 2005 was 1,046 million euro (1,165 million euro in the first nine months of 2004). The variation in capex is a consequence of the synergies arising from the process of integration under way, which permits the continuing technological development of the networks at decreased costs.

The client portfolio (Italy and Brazil) counted 45.6 million lines with an increase of 14.4% from the end of 2004 and 20.2% compared with September 2004.

A breakdown of the results of the main areas of business (domestic and Brazil activities) follows:

ITALY

Revenues from domestic activities totalled 7,507 million euro, an increase of 1.9% compared with the first nine months of 2004 (7,364 million euro).

In particular, a significant contribution came from the continuing growth of Value Added Services (VAS) which in the first nine months of 2005 reached 1,079 million euro (+16.4% compared with the same period in 2004) equalled 14.4% of total revenues (12.6% in the first nine months of 2004). Core revenues (voice services and handsets) amounted to 6,428 million euro.  They were negatively impacted by the application of the new termination price cut, while underpinned by the growth in handset revenues supported by the success of summer promotions, in particular 3G.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 3,942 million euro, an increase of 0.4% compared with the first nine months of 2004. EBITDA margin was 52.5% (53.3% in the first nine months of 2004).

EBIT (Operating result) was 3,037 million euro (-1.5% compared with the first nine months of 2004). This result was impacted by higher depreciation and amortisation linked to the development of infrastructure for 3G network and platforms for new innovative services. EBIT margin was 40.5% (41.9% in the same period of 2004).

Capex in the first nine months of 2005 amounted to 581 million euro (705 million euro in the same period of 2004) and was focused on the development of network infrastructure and IT platforms.

With 27.3 million lines (1.1 million of which added since June 2005), TIM confirms its leading position in the domestic market with a market share of approximately 40%.

TIM’s strong position on the UMTS market is confirmed by the brilliant results so far achieved, with approximately one million UMTS handsets sold since the launch of the service (80% of which in the last two quarters).

BRAZIL (average real/euro exchange rate 0,31759)

TIM Brasil Group, the sole operator with countrywide coverage, on 30 September 2005 counted 18.3 million lines (+35.0% compared with 31 December 2004) and confirms its leadership in GSM with 14.5 million lines (+65.1% compared with 31 December 2004), maintaining significantly higher ARPU than competitors with tight control over acquisition costs.

The group has achieved a market share of 22.9%, confirming its second position at the national level.

The consolidated revenues of TIM Brasil Group amounted to 6,249 million reais, an increase of 37.1% compared with the same period in 2004 due to the strong growth of its client base and the contribution of revenues from VAS (value added services) which reached 4.9% of total revenues in the first nine months of the year, up from 2.9% in the first nine months of 2004.

Consolidated EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) stood at 873 million reais, an increase of 538 million reais compared with the same period in 2004 and EBITDA margin was 14.0%.

Consolidated EBIT was negative 570 million reais, an improvement of 12.6% compared with the first nine months of 2004. The improved result was achieved notwithstanding increased depreciation and amortisation linked to network and IT development.

Capex for the period amounted to 1,465 million reais.

OLIVETTI

Revenues amounted to 310 million euro, a decrease of 116 million euro compared with the first nine months of 2004; excluding the effect of exchange rate variations and changes to the area of consolidation (with particular reference to the termination of activities in the USA and Mexico, and the disposal of Innovis SpA and Cell-Tell SpA) and start-up revenues from new ink-jet products, the organic variation was negative 79 million euro. This figure was impacted by the rationalization of the product portfolio.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was a negative 9 million euro (-26 million euro compared with the first nine months of 2004).

EBIT (operating result) was a negative 21 million euro (-28 million euro compared with the first nine months of 2004).

The organic variations which exclude exchange rates effects, changes to the consolidation area and start-up costs linked to the development of new in-jet products (multi-functional desk top printers and portable photographic printers) were negative 21 million euro for EBITDA and negative 19 million euro for EBIT.

Capex amounted to 13 million euro, an increase of 3 million euro compared with the first nine months of 2004.

§

The Board of Directors implemented organizational decisions taken on October 5th, 2005, approving, on the basis of the company’s assets on September 30th, 2005, the plan to merge Tim Italia by incorporation.

Considering that TIM Italia is totally controlled by Telecom Italia, the merger will be deliberated by the respective Boards of Directors and will not involve a share swap.

§

The Board of Directors today approved the calendar of company events for the year 2006:

•

7 March – Board Meeting to adopt the draft full-year operating accounts and consolidated financial statements to 31 December 2005

•

12 - 13 April (first and second sessions) – Shareholders’ meeting to adopt full-year 2005 financial statements

•

8 May – Board Meeting to examine the 2005 Annual Report (in accordance with US requirements – Form 20F) and adopt the first quarter of 2006 report

•

25 July – Board Meeting to examine preliminary data for the first half of 2006

•

7 September – Board Meeting to adopt first half 2006 report

•

7 November – Board Meeting to adopt third quarter 2006 report

The payment of dividends is expected to take place in the month of April.

Should there be any changes to the above dates, these will be communicated to the market in a timely fashion.

The Company intends to make use of the dispensation from the obligation to publish reports for the fourth quarter of 2005 and the second quarter of 2006, respectively publishing the draft full-year operating accounts and consolidated 2005 financial statements within 90 days of the end of the financial year and the first half report within 75 days of the end of the first half.

The results of the first nine months of 2005 will be illustrated to the financial community at a conference call which will take place at 18:00 today.

Journalists will be able to follow the presentation, without the possibility of asking questions, by calling +39 06 33168.

For those who are unable to follow the event in real time it will be possible to hear a recording  by calling +39 06 334843  (access code  90338#).

Telecom Italia

Media Relations

 Corporate and Wireline press office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relations

CONSOLIDATED BALANCE SHEETS

(millions of euro)	9/30/2005 (a)	6/30/2005	12/31/2004 (b)	Change (a-b)
Attività non correnti:				
Attività immateriali				
- Avviamento e altre attività immateriali a vita indefinita	44.124	44.086	26.794	17.330
- Attività immateriali a vita definita	6.452	6.425	6.295	157
	50.576	50.511	33.089	17.487
Attività materiali				
- Immobili, impianti e macchinari di proprietà	16.569	16.599	16.292	277
- Beni in locazione finanziaria	1.575	1.598	1.577	(2)
	18.144	18.197	17.869	275
Altre attività non correnti				
- Partecipazioni	1.231	1.305	1.053	178
- Titoli e crediti finanziari	554	677	445	109
- Crediti vari e altre attività non correnti	789	829	795	(6)
	2.574	2.811	2.293	281
Attività per imposte anticipate	4.385	4.411	4.468	(83)
TOTALE ATTIVITA' NON CORRENTI (A)	**75.679**	**75.930**	**57.719**	**17.960**
Attività correnti:				
Rimanenze di magazzino	345	374	289	56
Crediti commerciali, vari e altre attività correnti	9.438	10.078	9.794	(356)
Titoli diversi dalle partecipazioni	423	444	786	(363)
Crediti finanziari e altre attività finanziarie correnti	782	1.537	765	17
Cassa e altre disponibilità liquide equivalenti	9.532	4.122	8.418	1.114
TOTALE ATTIVITA' CORRENTI (B)	**20.520**	**16.555**	**20.052**	**468**
Attività cessate/destinate ad essere cedute:				
CEDUTE (C)	**521**	**914**	**4.871**	**(4.350)**
TOTALE ATTIVITA' (A+B+C)	**96.720**	**93.399**	**82.642**	**14.078**
Patrimonio netto:				
quota di pertinenza della Capogruppo	25.072	24.128	16.251	8.821
quota di pertinenza dei Terzi	1.756	1.656	4.592	(2.836)
TOTALE PATRIMONIO NETTO (D)	**26.828**	**25.784**	**20.843**	**5.985**
Passività non correnti:				
Passività finanziarie non correnti	44.099	41.996	38.186	5.913
TFR e altri fondi relativi al personale	1.282	1.255	1.208	74
Fondo imposte differite	518	596	507	11
Fondi per rischi e oneri futuri	777	832	771	6
Debiti vari e altre passività non correnti	2.083	2.098	2.199	(116)
TOTALE PASSIVITA' NON CORRENTI (E)	**48.759**	**46.777**	**42.871**	**5.888**
Passività correnti:				
Passività finanziarie correnti	9.090	8.681	4.292	4.798
Debiti commerciali, per imposte, vari e altre passività correnti	11.755	11.711	12.245	(490)
TOTALE PASSIVITA' CORRENTI (F)	**20.845**	**20.392**	**16.537**	**4.308**
Passività correlate ad attività cessate/destinate ad essere cedute:				
di natura finanziaria	168	255	1.171	(1.003)
di natura non finanziaria	120	191	1.220	(1.100)
TOTALE PASSIVITA' CORRELATE AD ATTIVITA' CESSATE/DESTINATE AD ESSERE CEDUTE (G)	**288**	**446**	**2.391**	**(2.103)**
TOTALE PASSIVITA' (H=E+F+G)	**69.892**	**67.615**	**61.799**	**8.093**
TOTALE PATRIMONIO NETTO E PASSIVITA' (D+H)	**96.720**	**93.399**	**82.642**	**14.078**

CONSOLIDATED CASH FLOW STATEMENTS

(millions of euro)	9 months to 9/30/2005	9 months to 9/30/2004	Year 2004
CASH FLOWS ATTRIBUTABLE TO OPERATING ACTIVITIES			
Net income from continuing operations	2.514	2.379	2.952
Adjustments to reconcile net income from continuing operations with cash flows generated (absorbed)			
Depreciation and amortisation	3.806	3.497	4.808
Impairment losses/reversals on non-current assets (including equity investments)	(14)	291	446
Net change in deferred tax assets and liabilities	481	(329)	865
Gains/losses on disposal of non-current assets	(85)	(26)	(106)
Share of earnings of equity investments in associates accounted for by the equity method	40	(22)	5
Net change in current trade and miscellaneous receivables/payables and other changes (I)	(804)	1.348	1.508
CASH FLOWS GENERATED (ABSORBED) BY OPERATING ACTIVITIES (A)	**5.938**	**7.138**	**10.478**
CASH FLOWS ATTRIBUTABLE TO INVESTING ACTIVITIES			
Investments in tangible assets	(2.226)	(1.900)	(3.120)
Investments in intangible assets	(976)	(1.102)	(1.882)
Investments in other non-current assets	(14.370)	(516)	(871)
Acquisition of equity investments in subsidiaries, net of cash acquired	(261)	-	(1)
Change in financial receivables and other financial assets	(211)	921	304
Consideration collected on the sale of equity investments in subsidiaries, net of cash sold (II)	2.028	43	43
Consideration collected on the sale of tangible, intangible and other non-current assets (II)	322	287	452
CASH FLOWS GENERATED (ABSORBED) BY INVESTING ACTIVITIES (B)	**(15.694)**	**(2.267)**	**(5.075)**
CASH FLOWS ATTRIBUTABLE TO FINANCING ACTIVITIES			
Net change in financial liabilities	12.740	(3.832)	1.353
Consideration collected for equity instruments	100	14	193
Share capital increases/repurchases net of start-up and expansion costs	-	-	51
Dividends paid to minority shareholders (distribution of reserves included)	(2.328)	(2.780)	(2.780)
CASH FLOWS GENERATED (ABSORBED) BY FINANCING ACTIVITIES (C)	**10.512**	**(6.598)**	**(1.183)**
CASH FLOWS GENERATED (ABSORBED) BY DISCONTINUED OPERATIONS/ASSETS HELD FOR S/	**37**	**(95)**	**(388)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**793**	**(1.822)**	**3.832**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (F)	**8.339**	**4.477**	**4.477**
Net effect of foreign currency translation on cash (G)	142	-	30
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD (H=E+F+G)	**9.274**	**2.655**	**8.339**

(millions of euro)			
INFORMAZIONI AGGIUNTIVE DEL RENDICONTO FINANZIARIO:			
Income tax paid	281	587	1.476
Interest paid	2.380	2.366	2.779
RECONCILIATION OF TOTAL NET CASH AND CASH EQUIVALENTS			
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**8.339**	**4.477**	**4.477**
Cash and cash equivalents	8.418	4.781	4.781
Bank overdrafts repayable on demand	(237)	(510)	(510)
Relating to assets held for sale	158	206	206
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**9.274**	**2.655**	**8.339**
Cash and cash equivalents	9.532	2.877	8.418
Bank overdrafts repayable on demand	(287)	(398)	(237)
Relating to assets held for sale	29	176	158

(I) Net of the impact of the purchase/sale of equity investments in consolidated subsidiaries

(II) Net of the change in receivables as a result of the relative sales

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 8th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager